August 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:	John L. Krug, Senior Counsel
Division of Corporation Finance

Re:	Acceleration Statement on GeneThera, Inc.
Registration Statement on Form SB-2/A
File Number: 333- 136503
Filed: August 23, 2006

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective to 2:00 p.m. EST on Thursday, August 24, 2006, or as soon thereafter as practicable.

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We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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we also acknowledge the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

Antonio Milici, M.D., Ph.D.
CEO & Chairman

cc:  Dennis H. Johnston, Esq.